UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Code number: 8306)

Corrections to Consolidated Summary Report for the First Quarter Ended June 30, 2008

Tokyo, August 13, 2008 — Mitsubishi UFJ Financial Group, Inc. today announced corrections to its Consolidated Summary Report for the First Quarter Ended June 30, 2008 released on August 5, 2008 as shown in the appendix.

*    *    *

Contact: Mitsubishi UFJ Financial Group, Inc., Financial Planning Division / Financial Accounting Office

TEL: 81-3-3240-7200

(Appendix)

(Corrections)

Selected Financial Information- Page II-7

II. Summary Report for the first quarter ended June 30, 2008

3. Fair Value Information on Investment Securities

[BTMU Non-consolidated]

*	Corrected figures are underlined.

(Before correction)

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,908.0	(3.4)	1,946.9	2.1
Stocks of subsidiaries and affiliates	1,476.4	231.7	1,453.8	230.8

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	33,175.5	727.5	32,577.3	521.3
Domestic equity securities	5,219.1	1,214.0	4,838.3	813.4
Domestic bonds	18,277.9	(120.5)	17,425.6	(33.7)
Other	9,678.5	(365.8)	10,313.4	(258.3)
Foreign equity securities	238.8	89.7	246.2	96.1
Foreign bonds	5,134.3	(108.1)	5,869.8	(18.0)
Other	4,305.2	(347.5)	4,197.3	(336.4)

(After correction)

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,867.8	(3.4)	1,888.4	2.1
Stocks of subsidiaries and affiliates	580.7	231.7	564.4	230.8

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	28,982.0	727.5	28,384.7	521.3
Domestic equity securities	4,908.0	1,214.0	4,521.3	813.4
Domestic bonds	14,923.4	(120.5)	14,032.2	(33.7)
Other	9,150.5	(365.8)	9,831.0	(258.3)
Foreign equity securities	169.9	89.7	181.2	96.1
Foreign bonds	4,872.1	(108.1)	5,650.0	(18.0)
Other	4,108.4	(347.5)	3,999.7	(336.4)